Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Mitsubishi Tokyo Financial Group, Inc.

Subject Company: UFJ Holdings, Inc.

MTFG SEC File No. 1-10277

Summary of the presentation

(Investors Presentation held on 21st of February)

Page 4_Key Points of Today’s Presentation

First, please look at page 4.

This is the key points of today’s presentation. Let me explain one by one in this order.

Page 6 Outline of the management integration

Please look at page 6.

The name of the new holding company after the integration will be “Mitsubishi UFJ Financial Group”. The president and CEO of MTFG, Nobuo Kuroyanagi, will assume the position of president.

The merger ratio was agreed at one share of UFJ Holdings common stock for 0.62 shares of Mitsubishi UFJ Financial Group common stock. After giving careful consideration to factors such as the net assets, earning capacity, and the share price of the two groups, and incorporating advice from the independent financial advisers of both parties, the merger ratio was decided in discussions between the two groups.

Page 7_Schedule of the management integration

Next, I will explain the management integration schedule. Please refer to page 7.

Since the basic agreement last August, we have steadily continued our preparations. We are proceeding on schedule with the necessary procedures and preparations with regard to the required financial regulatory approvals in the US and Japan.

These preparations will be continued in view of the upcoming annual general shareholders meetings in June.

Page 8_Objectives of the integration

Now, please refer to page 8 for information regarding the objectives of this integration.

The strategic rationales of this integration are summarized in the following three points. Firstly, MTFG and UFJ believe that our highly complementary customer bases and operating areas make this the best and most well-balanced combination available. Secondly, the new group after integration will have a strong market presence, operating as a top domestic financial institution in every major customer segment. Thirdly, we will be able to maintain a competitive advantage over other domestic financial groups in terms of scale of operations and financial base.

Page 10_Key Financial targets

Please refer to page 10. Now, I would like to explain in more detail the economic rationale behind this integration with regard to financial targets and expected integration effects.

Before I begin this discussion, I would like to remind everyone that these targets are forward looking in nature and thus subject to many uncertainties. Also, these figures are based on Japanese GAAP.

I will now refer to the new group as MUFG, the abbreviation for Mitsubishi UFJ Financial Group. MUFG has set targets for fiscal 2008 for net operating profit, expense ratio, net income, and ROE on a consolidated basis.

The table shows the MUFG’s targets for fiscal 2008, along with a simple aggregation of the two groups’ disclosed estimated performance in fiscal 2004. In fiscal 2008, we aim to realize consolidated net operating profit of about 2.5 trillion yen, an increase of over 50% compared to fiscal 2004, and we are targeting an expense ratio between 40% and 45%, an improvement of around 10 points. Furthermore, by achieving our net income goal of about 1.1 trillion yen and our target consolidated ROE of 17 to 18%, we are aiming to reach a level comparable to that of leading US and European banks.

Page 11_Business Portfolio

Now, please refer to page 11.

In order to achieve the financial targets explained now, MUFG will aim to create a well-balanced business portfolio encompassing its three core operations, retail, corporate, and trust assets (with a particular emphasis on retail), that is capable of consistently generating high earnings.

More specifically, MUFG will aim to increase core net operating profits from those three core operations, which account for 75% of total net operating profit in fiscal 2004 when aggregating the two groups, to 85-90% of total net operating profit in fiscal 2008, further increasing earnings stability.

Page 12_EPS analysis

Now, I would like to use the EPS to talk about creating shareholder value through the management integration. Please refer to page 12.

The table at the top left shows that EPS is expected to increase by about 3% in fiscal 2006, the first full fiscal year after the integration. Moreover, the targeted EPS is expected to increase by approximately 21% in fiscal 2008, when we anticipate that the full effects of the anticipated synergies will be felt and a further increase in shareholder value can be expected. As a result, as shown in the table below on the left, the annual average growth rate of targeted EPS is expected to improve from about 10% of MTFG on a non-integrated basis to the new group’s about 19% from fiscal 2006 to fiscal 2008.

Page 13_ Integration Effects Cost Synergies

Next, I will explain the integration effects. Please refer to page 13.

In terms of cost synergies, we are targeting to implement cost synergy effect of approximately 240 billion yen for fiscal 2008. This is currently expected to be achieved through a net reduction of 6,000 employees, resulting in a reduction of personnel expenses by about 40 billion yen per annum. Full-scale system integration is expected to be completed by the end of fiscal 2007, leading to reduction of system expenses by 80 to 90 billion yen per annum. In addition, MUFG will seek to reduce real estate property expenses by approximately 20 billion yen by consolidating retail, corporate and overseas offices. As these plans are elaborated on bottom-up basis in a conservative manner, we believe that they are highly likely to be achieved.

On the other hand, apart from these gross reductions in expenses, the one-time cost of the integration is estimated to reach around 60 billion yen in average annual expense basis up to fiscal 2009.

Page 14_Integration Effects Revenue Synergies

Next, I would like to discuss the expected effects of the integration on revenues. Please refer to page 14.

In terms of revenue synergies, we are targeting to implement revenue synergy effect of approximately 40 billion yen in fiscal 2008. The main area for this revenue synergies will be in the retail division, including the sales of investment products, residential mortgage loans and credit card businesses. In terms of both cost synergies and revenue synergies, the net figure of synergy effect, which will be negative in the first six months after the integration, will be positive for fiscal 2006. Even including one-time costs, the net synergy effect will increase year by year after fiscal 2007.

Now, I will explain the post-integration business strategies and integration effects of each division.

Page 16 Retail–Revenue Targets

Please refer to page 16.

Firstly, we have set an aggressive target to at least triple the estimated net operating profit for fiscal 2008. Even without interest rate effect, the net operating profit target for fiscal 2008 is more than double the figure for fiscal 2004.

What we believe makes such large increase in profitability possible is a broad individual customer base that is competitive in various customer segments, ranging from high net-worth to lower-income individuals. The main profit drivers will include consumer finance, the sales of investment products and residential mortgage loans.

Page 17 Retail–Integration Effects

Please move on to page 17.

We are aiming to achieve the 120 to 130 billion yen increase in the retail division’s net operating profit through the integration. That can be broken down into one third in expected revenue synergies and the rest in expected cost synergies. For example, in the sales of investment products and residential loans, sharing product capability and sales skills, as well as increasing efficiency through strategic re-allocation of personnel, are expected to create revenue synergies.

On the other hand, regarding cost synergies, we will attempt to reduce costs significantly through the consolidation of overlapping branches, improvement of personnel efficiency, system integration, and similar measures.

Page 18 Retail Division– “Sales of Investment Products”

Now, I will discuss sales of investment products, one of the strategic business areas in retail. Please refer to page 18.

Cash and deposits still account for the majority of personal financial assets in Japan. However, we believe the shift to riskier investment products such as investment trusts, bonds and stocks will gradually accelerate.

The key to strengthening profitability in this market is the reinforcement of both product capabilities through increased use of strategic alliances and sales capabilities by strategically increasing the number and proficiency of its sales force and re-allocating personnel during the management integration process.

Page 19 Corporate– Profit Targets

As we move on to the corporate division, please refer to page x.

Net operating profit is expected to increase by 35% to 45% compared to fiscal 2004 regardless of decrease in revenues due to share adjustments and collections of problem loans. We believe MUFG will be able to achieve this increase in profits due to an extremely broad corporate client base ranging from large enterprises to small- and medium-sized enterprises (SME), as well as one of the best internal and external networks among Japanese banks. Lending to SMEs, investment banking, settlement, securities, overseas operations and other businesses utilizing these networks will further help to increase profitability.

The effect of integration synergies in the corporate division will be limited to approximately 30 to 40 billion yen. However, I would like to emphasize that this is still positive on a net basis even after offsetting negative factors by the loan share adjustments.

Page 20 Corporate – “Transactions with SMEs”

Next, as an example of the strategic activity of the corporate division, I would like to focus on transactions with SMEs.

The 1.8 million SMEs nationwide represent a highly attractive potential client base for financial institutions due to relatively high margins and the possibility for portfolio diversification. MUFG will be focused on four areas: 1) improvement and expansion of channels; 2) reinforcement of alliances; 3) improvement of lending products; and 4) reinforcement of sales capability to increase the contact points with customers to increase of new lending business. In addition, we plan to investigate future entry into micro-enterprises market, an undeveloped market for commercial banks.

Page 21 Trust Assets– Profit Target

Finally, I would like to look at trust assets. Please refer to page 21.

Our target of net operating profit for fiscal 2008 is expected to achieve a threefold increase compared to fiscal 2004. The main drivers of this profit increase are expected to be the corporate pension business and management of investment trusts by investment trust companies, which we believe will account for more than 70% of the increase.

Page 22_Trust Assets Division - Effects of Integration

Please turn to page 22.

The effects of the integration are expected to result in a 5 to 10 billion yen increase in net operating profit. Due to the importance of the scale in the trust assets business, we believe increased market share and scale will result in synergies that will enhance the effectiveness in personnel assignment and systems investments.

That concludes my explanation of the new group’s business strategy and today’s presentation.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT: Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	UFJ CONTACT: Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.